Exhibit 12
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

						2001	2000
	2000	1999	1998	1997	1996	3 Months	3 Months
EARNINGS
Net income	70,370	67,104	54,075	61,631	57,279	24,461	27,285
Federal and state income taxes	40,052	38,103	29,522	33,371	31,515	14,919	14,096

Net pretax income	110,422	105,207	83,597	95,002	88,794	39,380	41,381

Fixed charges	37,711	33,510	29,172	32,443	31,582	9,765	9,038

Subtract preference dividend requirement	4,810	4,803	4,722	4,719	4,734	1,105	1,062

Total earnings as defined	143,323	133,914	108,047	122,726	115,642	48,040	49,357

FIXED CHARGES
Interest on long-term debt, including related amort.	21,833	21,855	20,400	22,530	22,512	5,455	5,460
Other interest	9,824	5,560	2,801	3,759	2,688	2,761	2,209
Interest factor applicable to rentals	1,244	1,292	1,249	1,435	1,648	444	307

Fixed charges before preferred dividend requirement	32,901	28,707	24,450	27,724	26,848	8,660	7,976

Ratio of earnings to fixed charges	4.36	4.66	4.42	4.43	4.31	5.55	6.19

Preferred dividends (grossed up) (see below)	4,810	4,803	4,722	4,719	4,734	1,105	1,062

Total fixed charges including preferred dividend	37,711	33,510	29,172	32,443	31,582	9,765	9,038

Ratio of earnings to fixed charges and preferred dividends	3.80	4.00	3.70	3.78	3.66	4.92	5.46

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	3,111	3,111	3,111	3,111	3,111	778	778

Tax rate	35.32%	35.23%	34.12%	34.08%	34.29%	29.60%	26.74%

Preferred dividends (grossed up)	4,810	4,803	4,722	4,719	4,734	1,105	1,062